UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(September 10, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release – Diversinet signs a license and revenue sharing agreement with AllOne Mobile Corporation.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: September 10, 2008

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Signs a Five Year, $40 Million License and Revenue Sharing Agreement with AllOne Mobile Corporation.

Two Companies Expand Successful Partnership in Mobile Health Information Market

TORONTO, Canada, September 10, 2008 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of secure application platforms for the mobile world, today announced it has signed an exclusive worldwide license and revenue share agreement with AllOne Mobile Corporation (“AllOne”), a subsidiary of Hospital Service Association of Northeastern Pennsylvania to cross license certain software and to share revenues from the secure mobile access to personal health records and information.  All dollar amounts are in U.S. dollars.

During the five year agreement, Diversinet will receive up to $39.5 million as a minimum commitment from AllOne.  In addition, Diversinet also completed a $500,000 statement of work for AllOne, bringing the combined total to $40 million.  Diversinet and AllOne will continue their efforts with health plans and other customers in the mobile personal health record and information market.  Under the agreement, the parties have certain termination rights.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.

“This agreement demonstrates AllOne’s commitment to the mobile health information market” said Albert Wahbe, CEO and Chairman of Diversinet.  “By extending the term of the agreement and the minimum annual commitments, this exclusive worldwide partnership provides a solid base to aggressively pursue our business development and global sales strategy which will generate new revenues to significantly enhance shareholders value.”

“We are delighted with our expanding partnership with Diversinet.  We believe there is great potential for having personal health information at the consumers’ fingertips” said William Reed, President and CEO of AllOne.  “Secure portability of personal health records at the time of care, the convenience and peace of mind in being able to receive fast and secure coverage confirmation – all accessed securely through a mobile device – makes this solution an innovative product that will enable consumers to take control of their health information in a cost-effective manner.”

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

About AllOne Mobile Corporation

AllOne Mobile Corporation provides an industry-leading mobile application that places personal health information at consumers’ fingertips through their mobile phones. AllOne Mobile saves health information in a secure environment and links to users’ mobile phones, giving them well-organized, easy-to-use, 24/7 mobile access – without the need for an Internet connection.  In conjunction with its technology partner, Diversinet, AllOne Mobile enables real-time access to health information that can be securely shared with physicians, hospitals, pharmacies and other health care providers. For more details, visit www.allonemobile.com.

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The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, success of current product offerings and the term of the agreement with AllOne Mobile Corporation.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contacts:

Diversinet

Media Contact

David Hackett

Patrick Corman

Chief Financial Officer

Corman Communications, LLC

416-756-2324 ext. 275

(650) 326-9648

dhackett@diversinet.com

patrick@cormancom.com